Contact

www.linkedin.com/in/tsaibenson (LinkedIn)
www.instagram.com/l3enson/ (Personal)
twitter.com/l3enson (Personal)

Top Skills

CFD
Engineering
Thermal

Languages

Taiwanese (Native or Bilingual)
Chinese (Professional Working)
English (Native or Bilingual)

Publications

Leveling of thin films of colloidal suspensions

Patents

Bus bar for battery packs

Inverter power module packaging with cold plate

System and method for managing a power system with multiple power components

Battery module with high thermal conductivity and assembling method thereof

Battery pack with segmented, electrically isolated heat sink

Benson Tsai

CEO and Pizza Peddler
Los Angeles Metropolitan Area

Summary

Went from putting people in space to putting food on plates.

Experience

Stellar Pizza
CEO and Co-Founder
2019 - Present (4 years)

HMC INQ
Mentor
2017 - Present (6 years)

Space Exploration Technologies
Senior Battery Engineer
2014 - 2019 (5 years)
Hawthorne, CA

Lucid Motors
Member of Technical Staff
2011 - 2014 (3 years)

Motiv Power Systems
Co-Founder
2008 - 2011 (3 years)

Sandia National Laboratories
Nuclear Materials Transportation Analysis Intern
2005 - 2005 (less than a year)

Honeywell
Space Systems Intern
2004 - 2004 (less than a year)

Education

Harvey Mudd College

Bachelor of Science, Engineering · (2002 - 2006)

University of Minnesota

Masters, Chemical Engineering · (2006 - 2008)